ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7650	E-MAIL ADDRESS clin@stblaw.com

September 4, 2015

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd.

Schedule 14D-9

Filed August 28, 2015

File No. 005-79592

Dear Mr. Orlic:

On behalf of our client, Siliconware Precision Industries Co., Ltd., a company limited by shares incorporated in the Republic of China (the “Company” or “SPIL”), we have set forth below responses to each of the comments in the comment letter, dated September 1, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and are filing an amendment to the Company’s Schedule 14D-9 referenced above (the “Amended Schedule 14D-9”) in connection therewith. The comments from the Staff are retyped below for your ease of reference and are followed by our responses on behalf of the Company. We have included page numbers to refer to the location in the Amended Schedule 14D-9 where the disclosure addressing a particular comment appears.

Leiming Chen Daniel Fertig Adam C. Furber Anthony D. King Celia C.L. Lam Chris K.H. Lin Jin Hyuk Park Kathryn King Sudol Christopher K.S. Wong Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL     TOKYO    WASHINGTON, D.C.

Background of the Offer

1.	We note that an affiliate of J.P. Morgan rendered an opinion letter to the board of directors, subject to the limitations and assumptions stated therein. Please advise what consideration you gave to filing the opinion letter as an exhibit to the schedule. Alternatively, please revise your disclosure to describe the limitations and assumptions stated in the letter.

The Company has revised the disclosure in the Amended Schedule 14D-9 in response to the Staff’s comment by filing the opinion letter rendered by an affiliate of J.P. Morgan to the board of directors of the Company as Exhibit (a)(5) to the Amended Schedule 14D-9.

Exhibit (a)(4)

2.	We note the statement that the reasonableness of the tender offer price is questionable, considering the company’s earnings per share, book value per share, and distributed earnings in recent years. Please disclose these figures.

The Company has revised the disclosure in the Amended Schedule 14D-9 in response to the Staff’s comment. The Company’s earnings per share, book value per share and distributed earnings in recent years which were considered by the Company’s board of directors and the Review Committee (as defined in the Schedule 14D-9) are set forth in the Amended Schedule 14D-9.

*        *        *

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions regarding the Amended Schedule 14D-9, please do not hesitate to contact me at +852-2514-7650, Kathryn King Sudol at +852-2514-7622, or Asher Hsu at +852-2514-7691.

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.